Exhibit 99.1

1 Results 4Q24 and 2024 JBS

A Leading Global Food Company

280k+
Global team members

250+
Production facilities

180+
Sales to customers in 180+ countries

#1 poultry
Global poultry producer
Market leader in **Brazil, Europe,** and the **USA.** Leading position in **Mexico.**

#1 beef
Global beef producer
Market leader in **Australia, Brazil,** and the **USA.** Leading position in **Canada.**

#2 pork
Global pork producer
Leading positions in **Australia, Brazil, Europe** and the **USA.**

#1 prepared foods
Market leader in **Australia, New Zealand** and the **UK.** Leading positions in **Brazil, Mexico** and the **USA.**

#1 plant-based
Plant-based foods producer in Brazil
#3 in **Europe**

#2 salmon
Salmon producer in Australia

#1 eggs
Egg producer in South America*

Biotechnology
Majority owner of BioTech Foods, **cultivated protein** producer in **Spain.**

Built largest **biotechnology** R&D center in **Brazil.**



Note: (*) Material fact announced on January 27th still subject to antitruste approval

2

3 Revenue by Origin United State S 51% Brazil 26% Au S tralia 9% Europe 7% Canada 5% Mexico 3% Mexico & Central America South America 1% 5% Brazil 13% Asia 13% Africa & Middle East 4% USA 49% 3% Canada Australia & New Zealand 3% (by de S tination) Europe 9% Net revenue 2024 3 Beef Pork Lamb Poultry Aquaculture Leather Plant Ba S ed Center for Innovation Biotechnology Prepared Food S Egg S Geographic & Protein Diver S ification

4 3.8% 6.6% 8.2% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 EBITDA Margin Evolution USD Billlion 2018 – 2023 2024 Median: 5.1% Median: 8.2% Median: 9.5% Source: JBS. Con S olidated Seara PPC JBS USA Pork JBS Brazil Beef N.A. 9.3% JBS Au S tralia 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 77.2 16.5 0.7 17.6 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 3.5 7.2 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Net Sale S EBITDA Geographic & Protein Diver S ification Leading to lower volatility 2008 - 2012 2013 - 2017

Valued Added: Diversified Global Brands Portfolio 5 5

158 K Team member S in Brazil 15 K Team member S in Au S tralia and New Zealand 12 K Team member S in Mexico 17 K Team member S in Europe 78K Team member S in the USA and Canada 2 K Team member S in MENA 6

7 Expansion of the global multi - protein platform (New segment) Production of 4 billion eggs per year Largest in the sector in South America and 10th in the world Presence in 6 Brazilian states 3,000 team members The Company acquired 50% control of Mantiqueira Bra S il

Sustainability

(JBS)

(JBS)
Green OFFICE

Since 2021, the program has been offering free assistance to producers Looking for support in the environmental regularization of their rural properties.

15,000 +
rural properties and
6,000 +
hectares have received Consulting and technical support.

2024:

- **199** environmental regularization **projects** contribuiting to the restoration of **4,153.5 hectares** of native vegetation.
- **6,887 properties** regularized.
- **1,311 farms** receiving technical or managerial assistance.
- **4,700 visits +** to family farmers.
- **600 +** soil sample collections and analyses.
- **Green office 2.0** with three áreas of focus:
  Environmental
  Technical Assistance
  Managerial Assistance
- **Virtual Green Office** expanding services to producers across the country.

Traceability in Pará

- Participation in a government-led program aimed at **tracking the entire cattle and buffalo herd in the state by 2026.**
- Donation of **3 million tags** for cattle **tracking in Pará**, with 2 million allocated to **small producers.**
- Launch of the **JBS Accelerator**, program to support the adoption of tags by its **indirect suppliers.**

Farms: 70% of Seara’ S farm S operate with solar energy In 2024, S olar energy production in integrated farm S acro SS the country totaled: 205.182.885,60 kWh The implementation provides: ▪ Automation of poultry hou S e S ▪ Controlled indoor environment S ▪ Co S t reduction for integrated producer S ▪ A competitive opportunity in thi S S cenario 9

Financial & Operating 10 10

Consolidated Results 96,341 116,701 4Q23 4Q24 11,095 17,392 11.5% 14.9% 4Q23 4Q24 Gro SS Margin (%) Net Result (R$ million) Adjusted EBITDA (R$ million) 5,104 10,789 5.3% 9.2% 4Q23 4Q24 Adju S ted EBITDA Margin (%) Net Revenue (R$ million) Gross Profit (R$ million) 83 0.04 1.09 2,412 4Q23 4Q24 Earning S per S hare 11

Consolidated Results 363,817 416,952 2023 2024 39,649 10.9% 15.1% 62,773 2023 2024 Gro SS Margin (%) 17,146 39,040 4.7% 9.4% 2023 2024 Adju S ted EBITDA Margin (%) - 1,061 9,616 2023 2024 Earning S per S hare Net Result (R$ million) Adjusted EBITDA (R$ million) Net Revenue (R$ million) Gross Profit (R$ million) 12

Consolidated Results Operating Cash Flow (R$ million) Free Cash Flow (R$ million) 10,573 8,468 4Q23 4Q24 3,095 1,991 4Q23 4Q24 4,334 13 5,296 4Q23 4Q24 24% - Expansion 76% - Maintenance 45% - Expansion 55% - Maintenance CAPEX (R$ million)

Consolidated Results 16,998 30,554 2023 2024 7,492 8,085 1,865 2023 2024 14 13,222 2023 2024 34% - Expansion 66% - Maintenance 49% - Expansion 51% - Maintenance Operating Cash Flow (R$ million) Free Cash Flow (R$ million) CAPEX (R$ million)

15 Debt Profile ¹ Include S available ca S h re S ource S and revolving and guaranteed credit line S from JBS USA and JBS SA. Proforma Debt Amortization Schedule (USD Million)¹ Average Term Proforma: 12.6 yrs Average Cost Proforma : 5.4% p.a. 5,750 4,465 984 0 38 1,008 983 6 3 7 516 1,405 2,902 2,601 2,261 1,107 638 2,415 885 807 1,142 2.853 2.853 1,880 2,024 Cash and Equiv. Notes 2035 & 2055 + Seara's CRA Pmt. from Jan/25 until May/25 Cash and Equiv. Short Term 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2052 2053 2055 until 2051 500 500 Ca S h and equivalent S Revolving credit facilitie S USD2.9 bn in the US + USD500 mn in Brazil Note S 2035 & 2055 + Seara’ S CRA Debt repayment from Jan/25 until May/25 Dividend Payment in 2025 + Propo S ed dividend S to be voted at the Shareholder Meeting

16 Net Debt/ Leverage / Interest Coverage Bonds 88% Banks 5% CRA 7% USD¹ 90.9% 5.1% p.a. BRL 9.1% 7.7% p.a. 15,297 15,866 14,759 13,721 13,577 4.00x 4.95x 6.42x 7.50x 4.42x 3.20x 3.66x 2.77x 2.15x 1.89x 4Q23 2Q24 3Q24 1Q24 Net Debt (USD Million S ) Intere S t Cover. 4Q24 Leverage (USD) LT 89.2% ST 10.8% Short Term and Long Term Source Breakdown Entity Breakdown JBS USA 85.2% JBS SA 5.5% Seara 9.3% Currency and Cost Breakdown Debt Profile

17 2,627 6.4% 670 19.8% 4Q23 4Q24 8,396 4.4% 1,804 Adjusted EBITDA (R$ million and %) 17.7% 10,452 13,292 4Q23 4Q24 Net Revenue (R$ million) Adjusted EBITDA (R$ million and %) 41,300 Net Revenue (R$ million) 47,371 4Q24 2024 2023 2024 2023 2024

18 874 1,350 5.9% 6.6% 4Q23 4Q24 5,269 4.2% 2,331 Adjusted EBITDA (R$ million and %) 7.7% 55,532 Net Revenue (R$ million) 68,173 2024 14,905 2023 2024 2023 2024 20,334 4Q23 4Q24 Net Revenue (R$ million) Adjusted EBITDA (R$ million and %) 4Q24

19 (141) 1.3% 82 - 2.3% 4Q23 4Q24 147 0.1% 12 0.6% 6,273 6,400 4Q23 4Q24 23,303 24,286 Net Revenue (USGAAP – USD Million) Adjusted EBITDA (USGAAP – USD Million and %) Adjusted EBITDA (USGAAP – USD Million and %) Net Revenue (USGAAP – USD Million) 4Q24 2024 2023 2024 2023 2024

20 424 582 8.8% 6.8% 172 104 9.9% 5.9% 4Q23 4Q24 1,730 1,766 4Q23 4Q24 6,209 Net Revenue (USGAAP – USD Million) 6,648 2024 Net Revenue (USGAAP – USD Million) 2023 2024 2023 2024 Adjusted EBITDA (USGAAP – USD Million and %) Adjusted EBITDA (USGAAP – USD Million and %) 4Q24

21 188 192 9.0% 9.6% 4Q23 4Q24 472 831 6.1% Adjusted EBITDA (USGAAP – USD Million and %) 10.2% 2,102 2,001 4Q23 4Q24 7,714 8,116 2024 Net Revenue (USGAAP – USD Million) 2023 2024 2023 2024 Adjusted EBITDA (USGAAP – USD Million and %) Net Revenue (USGAAP – USD Million) 4Q24

22 1,034 2,214 6.0% 12.4% 4,528 4,372 4Q23 4Q24 310 526 6.8% 12.0% 4Q23 4Q24 17,362 17,878 2024 Net Revenue (USGAAP – USD Million) 2023 2024 2023 2024 Adjusted EBITDA (USGAAP – USD Million and %) Adjusted EBITDA (USGAAP – USD Million and %) Net Revenue (USGAAP – USD Million) 4Q24

23 Consolidates exports Note 1: Include S China andHong Kong Exports Revenue in 2024: US$20 Bi +8.6% v S . 2023 A S ia corre S ponded to ~ 49% of total exports Export de S tination S of JBS during 2024 22.6% Greater China¹ 15.9% USA 14.2% Africa & Middle East 8.4% Japan 8.0% South Korea 7.2% E.U. 6.5% Mexico 3.8% South America 3.3% Philippines 2.9% Canada 7.2% Others

24 Bringing more to the table.